Filed Pursuant to Rule 433
Registration No. 333-136666

November 15, 2006

$1,000,000,000

THE BEAR STEARNS COMPANIES INC.

5.55% SUBORDINATED GLOBAL NOTES DUE JANUARY 22, 2017

FINAL TERMS

Issuer:	The Bear Stearns Companies Inc. (the “Company”).

Title:	Subordinated Global Notes due January 22, 2017 (the “Securities”), to be issued under the Subordinated Indenture, dated November 14, 2006, between the Company and The Bank of New York, as trustee.

Principal Amount:	$1,000,000,000.

Interest Rate:	5.55% per year.

Interest payable on January 22 and July 22 of each year, commencing January 22, 2007, to holders of Securities of record on January 7 and July 7, respectively.

Date of Maturity:	January 22, 2017.

Further Issuances:
The Company may from time to time, without the consent of the existing holders of the Securities, “reopen” this issue, which means that the Company may create and issue further Securities having the same terms and conditions as the Securities being offered hereby in all respects, except for the first payment of interest thereon. Additional Securities issued in this manner will be consolidated with, and will form a single series with, the previously outstanding Securities unless such additional Securities will not be treated as fungible with the previously issued and outstanding Securities for U.S. federal income tax purposes.

Sinking Fund Provisions:	None.

Optional Redemption Provisions:	Not applicable.

Tax Redemption Provisions:	Applicable.

Defeasance Provisions:	Applicable.

Additional Amounts Provisions:	Applicable.

Subordination:	The Securities will be junior and subordinated in right of payment to all of the Company’s senior indebtedness.

Form of Securities:	Registered global certificate, without coupons.

Public Offering Price:	99.602%.

Purchase Price to Underwriters:	99.152%.

Underwriting Discount:	0.450%.

Net Proceeds, before Expenses:	$991,520,000.

Listing:	None.

Ratings of the Securities:	A2 (Moody’s) / A (Standard & Poor’s) / A (Fitch).

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the capital securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

CUSIP:	073902PN2.
ISIN:	US073902PN28.

Trade Date:	November 15, 2006.

Closing Date:	November 22, 2006.

Co-Lead Managers:	Bear, Stearns & Co. Inc. and Bear, Stearns International Limited.

Senior Co-Managers:	Bank of America Securities LLC and Citigroup Global Markets Inc.

Junior Co-Managers:
BNP Paribas Securities Corp; Danske A/S; HSBC Securities (USA) Inc.; HVB Capital Markets, Inc.; Mellon Financial Markets, LLC; Santander Investment Securities Inc.; Wachovia Capital Markets, LLC; and Wells Fargo Securities, LLC.

ADDITIONAL INFORMATION

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.